SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MID-SOUTHERN BANCORP, INC.

(Name of Issuer)

Common Stock, Par Value $.01 per share

(Title of Class of Securities)

59548Q 10 7

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59548Q 10 7

1)	NAME OF REPORTING PERSON Mid-Southern Savings Bank, FSB Employee Stock Ownership Plan ("ESOP")
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 188,291
	6)	SHARED VOTING POWER 16,498
	7)	SOLE DISPOSITIVE POWER 204,789
	8)	SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,789
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.76%
12)	TYPE OF REPORTING PERSON EP

ITEM 1(a).	NAME OF ISSUER: Mid-Southern Bancorp, Inc. (the "Corporation")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 300 North Water Street, Salem, Indiana 47167
ITEM 2(a).	NAME OF PERSON FILING: Mid-Southern Savings Bank, FSB Employee Stock Ownership Plan
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE: 300 North Water Street, Salem, Indiana 47167
ITEM 2(c).	CITIZENSHIP: Not applicable.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e).	CUSIP NUMBER: 59548Q 10 7

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________

ITEM 4.
OWNERSHIP:

The ESOP holds an aggregate of 204,789 shares of the Corporation's Common Stock (5.76% of the Corporation's outstanding shares as of December 31, 2019).  The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The ESOP Trustee may be deemed to beneficially own the 204,789 shares held by the ESOP.  However, the Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts.  The trustee will vote unallocated shares and allocated shares for which participants do not timely provide instructions on any matter in the same ratio as those shares for which participants provide timely instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.
CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MID-SOUTHERN SAVINGS BANK, FSB EMPLOYEE STOCK OWNERSHIP PLAN
Date: January 13, 2020	By:	/s/Craig Baker TI-TRUST, Inc., as Trustee
	Name:	Craig Baker
	Title:	Trust Officer

TI-TRUST, INC.
Date: January 13, 2020	By:	/s/Craig Baker
	Name:	Craig Baker
	Title:	Trust Officer

January 13, 2020

Mid-Southern Savings Bank, FSB
Employee Stock Ownership Plan
300 North Water Street
Salem, Indiana 47167

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G, as amended, being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.  Please confirm the same by signing the acknowledgement below.

Sincerely,

TI-TRUST, INC.

By:	/s/Craig Baker
Name: Craig Baker Title: Trust Officer

Acknowledged and agreed:

MID-SOUTHERN SAVINGS BANK, FSB
EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/Craig Baker
TI-TRUST, Inc., as Trustee Name: Craig Baker Title: Trust Officer